ALSTON&BIRD LLP

TO:	Richard Pfordte

FROM:	Margaret A. Sheehan

DATE:	December 29, 2008

RE:	National Retail Fund II 1933 Act File No. 333-150170 1940 Act File No. 811-22198 National Retail Fund III 1933 Act File No. 333-150171 1940 Act File No. 811-22199 (collectively, the “Funds”)

This memorandum is provided in response to my conversation with you on November 24, 2008 and December 18, 2008 and supplements our memoranda dated September 19, 2008, October 9, 2008, October 22, 2008, November 11, 2008, December 3, 2008 and December 19, 2008.

1.  We represent and covenant that the registration under the Investment Company Act of 1940, as amended of Pertuity, Inc., 1940 Act file No. 811-22170, will be withdrawn within thirty (30) days of today’s date.

2.  You asked us to provide data in support of the estimate included in the Funds’ fee table regarding consumer note default and delinquency rates.  As you know, the Funds’ adviser has estimated a default and delinquency rate of 1 to 2 percent of the consumer note portfolio. The Funds’ adviser has established this estimate based primarily on data that is available from a number of loan originators that make their information public. That analysis is described below. It is important to note, however, that most bank, credit card and lending institutions report delinquencies only on an aggregate basis – i.e. including (i) their entire portfolio of loans – which may reflect new loans as well as loans that have aged for five to seven years, and (ii) the full risk spectrum of their portfolio including subprime (that is, loans of borrowers with FICO scores below 660). Subprime loans have historically exhibited volatility in performance and are highly prone to delinquencies in the event of economic downturns. These loans therefore tend to cause overall portfolio delinquencies to be much higher than would be the case in a portfolio that did not contain any subprime loans.

The Fund will not invest in any subprime notes, and as such, the Funds’ adviser made a determination of expected delinquencies based partly on qualitative historical experience of newly originated prime loan portfolios, but more importantly, on publicly available information from loan originators that provide reasonably good comparables. For example:  the loan performance data of Prosper Inc. is made available at: http://www.prosper.com/lend/performance.aspx. Using this data, which includes subprime (credit rating of C and below) and other notes that the Funds would not purchase, one is able to segregate prime loans that are within the credit range that the Funds intend to purchase. Based on that analysis, the blended delinquency performance of the portfolio of loans that meet the credit quality requirements  of the notes that the Funds would purchase is 1.99%.

The Lending Club Corporation’s consumer loan performance information is available at  https://www.lendingclub.com/info/statistics.action.  As is the case with Prosper Inc., the portfolio contains notes that are below the credit quality required by the Funds’ investment limitations.  A similar analysis of consumer notes that would meet the Funds’ investment criteria shows that the delinquency rate for this portfolio is approximately 1.94%.

We hope this information is response to your requests and completes all open items prior to effectiveness.  If you have addition questions or need further information, please call me at 202 756-3305.

MAS:js

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